FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2008
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

6th Floor, Daelim Acrotel Building
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Webzen Inc.

INDEX TO EXHIBITS

Item

1.	Disclosure on Inquiry

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.
Date:	June 12, 2008	By:	/s/ Nam Ju Kim
			Name:	NAM JU KIM
			Title:	Chief Executive Officer

Item 1.

Disclosure on Inquiry

1. Subject	Disclosure on Inquiry Regarding the Rumors on Acquisition by NHN Games Co.,Ltd
2. Response Type	Not yet Decided
3. Content of Response
Today, we have confirm that NHN Games Co., has purchased Webzen’s shares from Neowave Inc. Currently, We are internally reviewing the acquisition with NHN games.,but the matter is not yet definitely settled. Once we have decided the matters, we will re-disclosure the matters.

Webzen Inc.
Name: Nam Ju Kim
Title: CEO of Webzen

※  This disclosure was made in response to the Disclosure on Inquiry by KOSDAQ

4. Date of Inquiry	06/11/2008
5. Response Date	06/11/2008
6. Date of Re-Disclosure	Period	07/10/2008
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